SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated September 10, 2002

Nokia Corporation
Nokia House
Keilalahdentie 4
02150 Espoo
Finland

(Name and address of registrant's principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.)

Form 20-F __X__   Form 40-F _____

Enclosure: Nokia sees 3Q mobile phone sales strengthening and EPS within guidance
(September 10, 2002)


Nokia sees 3Q mobile phone sales strengthening and EPS within guidance

Nokia today provided a scheduled mid-quarter update to the company's business outlook for the third quarter 2002.

Based on developments during July and August, third-quarter sales for the Nokia group are expected to be in the range of EUR 7.1 to EUR 7.4 billion. Third-quarter pro forma EPS (diluted) is estimated to be at the upper end of the earlier indicated range of EUR 0.15 and EUR 0.17.

Sales of Nokia Mobile Phones in the third quarter are expected to grow by 4%-9%, compared with the third quarter 2001. Nokia sees mobile phone profitability in line, if not exceeding, earlier expectations. Pro forma operating margins are expected to be at or above 20%, reflecting good take up of Nokia's new products, including the Nokia 7650 imaging phone.

Backed by a strong overall demand pickup especially in Europe during the first two months of the quarter, the company is increasingly confident with its full-year overall market volume estimate of 400 million handsets in 2002.

In mobile networks, the GSM market environment remained challenging with operator investments showing greater-than-expected declines. WCDMA equipment deployment and testing is proceeding well and the company expects WCDMA revenue recognition to start in the third quarter. As a result of the GSM market decline, Nokia Networks third quarter sales are expected to decline by approximately 5% compared with the third quarter in 2001, with Nokia Networks pro forma operating margins now estimated to be about 5% for the third quarter.

The sales estimate for Nokia Networks includes an expected recognition of revenue related to WCDMA network equipment of about EUR 500 million under the provision that set technology milestones are met by the end of the quarter.

The company has agreed with France Telecom the principle terms for the conversion of outstanding customer financing related to MobilCom. As indicated earlier, the conversion of existing loans into a new facility will require a write-off of around EUR 300 million, affecting Nokia's third-quarter earnings (reported). As part of this agreement, Nokia will withdraw all further financing commitments to MobilCom. This will reduce Nokia's total customer financing commitment by an additional EUR 530 million. These agreements are subject to the overall resolution of the MobilCom situation as expected to be carried out by France Telecom or one of its affiliates.

It should be noted that certain statements herein which are not historical facts, including, without limitation those regarding A) the timing of product deliveries; B) our ability to develop and implement new products and technologies; C) expectations regarding market growth and developments; D) expectations for growth and profitability; and E) statements preceded by "believe," "expect," "anticipate," "foresee" or similar expressions, are forward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) developments in the mobile communications market including the continued development of the replacement market and the Company's success in the 3G market; 2) demand for products and services; 3) market acceptance of new products and service introductions; 4) the availability of new products and services by operators; 5) weakened economic conditions in many of the Company's principal markets; 6) pricing pressures; 7) intensity of competition; 8) the impact of changes in technology; 9) consolidation or other structural changes in the mobile communications market; 10) the success and financial condition of the Company's partners, suppliers and customers; 11) the management of the Company's customer financing exposure; 12) the continued success of product development by the Company; 13) the continued success of cost-efficient, effective and flexible manufacturing by the Company; 14) the ability of the Company to source component production and R&D without interruption and at acceptable prices; 15) inventory management risks resulting from shifts in market demand; 16) fluctuations in exchange rates, including, in particular, the fluctuations in the euro exchange rate between the US dollar and the Japanese yen; 17) impact of changes in government policies, laws or regulations; 18) the risk factors specified on pages 10 to 17 of the Company's Form 20-F for the year ended December 31, 2001.

For more information:
Lauri Kivinen, Corporate Communications, tel. +358 7180 34495
Ulla James, Investor Relations, tel. +1 972 894 4880
Antti Räikkönen, Investor Relations, tel. +358 7180 34290

www.nokia.com

- Nokia plans a 3Q results announcement for October 17, a 4Q mid-quarter update for December 10, and a 4Q results announcement for 23 January, 2003.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2002   Nokia Corporation

By: /s/ Ursula Ranin
                    Name: Ursula Ranin
                    Title: Vice President, General Counsel